

BEST WATER TECHNOLOGY



www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

SUPPL

Rule 12g3-2(b) File No. 82-5222

Mondsee, 17th March 2005

BWT AG
Rule 12g3-2(b) File No. 82-5222

The enclosed Press Release **(BWT expands US activities)** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

3/30

Enclosure:
1 Copy of the Press Release:
(BWT expands US activities)


BWT
BEST WATER TECHNOLOGY

PRESS RELEASE

17 March 2005
Mondsee / New Britain, Connecticut

BWT expands US activities

BWT, Europe's market leader in water treatment technology, today announced the increase of its participation in Tenergy Christ, LLC (New Britain, Connecticut) from 20% to 49%.

Andreas Weissenbacher, CEO of BWT:
"We believe that there are significant market opportunities across the whole spectrum of water treatment applications, throughout the United States. Tenergy is an ideal partner for us.
In the last year alone, Tenergy Christ's water treatment equipment bookings more than doubled since the partnership with BWT subsidiary, Christ AG, was announced."

Tenergy Christ has been working together with BWT group since the beginning of 2004.
The company provides highly specialised Christ products and technologies for the Pharma and Power industries in the US.
In the future, Tenergy Christ will also manufacture and distribute Christ Modular Designed Components (MDC) for the Power, Electronics, and Food & Beverage industries.
In addition, BWT is planning to launch in the US, through Tenergy, its leading household standard products for clean healthy drinking water.

The cooperation with Tenergy may mark the beginning for a comprehensive BWT presence in the US market.

Information and inquiries:

BWT AG, A-5310 Mondsee, Walter-Simmer-Straße 4
Sabine Ohler, Head of Investor Relations & Group Communications
Ph. +43 6232 5011-1113, Fax. +43 6232 5011-1191, E-mail: investor.relations@bwt.at

Corporate profile:

BWT Best Water Technology is the leading European water technology group, comprising 68 companies and some 2,800 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its business segments Aqua Ecolife Technologies and Aqua Systems Technologies, the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities. With its business segment Fuel Cell Membrane Technologies, BWT is well positioned as a premier supplier of innovative membranes for fuel cells.

More information on BWT Best Water Technologies: www.bwt-group.com